SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Dolphin Digital Media, Inc.
(Name of Issuer)

Common Stock, par value $0.015 per share
(Title of Class of Securities)

25688M 10 7 (Common Stock)
(CUSIP Number)

William O’Dowd c/o Dolphin Entertainment, Inc. 2151 Le Jeune Road, Suite 150-Mezzanine Coral Gables, Florida 33134 (305) 774-0407
(Name, address and telephone number of person authorized to receive notices and communications)

March 4, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 25688M 10 7	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS William O’Dowd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	99,837,074*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	99,837,074*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,837,074*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%*
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP No. 25688M 10 7	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Dolphin Entertainment, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	7	SOLE VOTING POWER	55,993,640*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	55,993,640*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,993,640*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 25688M 10 7	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Dolphin Digital Media Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	7	SOLE VOTING POWER	24,842,069*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	24,842,069*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,842,069*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 25688M 10 7	SCHEDULE 13D	Page 5 of 9 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.015 per share (the “Common Stock”), of Dolphin Digital Media, Inc., a Florida corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2151 Le Jeune Road, Suite 150-Mezzanine, Coral Gables, FL  33134.

Item 2.	Identity and Background.

(a) This Statement is being jointly filed by Mr. William O’Dowd, Dolphin Entertainment, Inc., a Florida corporation (“Dolphin Entertainment”) and Dolphin Digital Media Holdings, LLC, a Florida limited liability company (“DDM Holdings”) and together with Mr. O’Dowd and Dolphin Entertainment, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

(b) The business address of each of the Reporting Persons is 2151 Le Jeune Road, Suite 150-Mezzanine, Coral Gables, FL  33134.

(c) Mr. O’Dowd is the President, Chairman and Chief Executive Officer of the Issuer and is the founder, president and sole shareholder of Dolphin Entertainment.  Mr. O’Dowd is also the sole member of DDM Holdings.  The present principal business of Dolphin Entertainment is that of an entertainment company specializing in children’s and young adult’s live-action programming.  The present principal business of DDM Holdings is to hold Common Stock of the Issuer acquired by Mr. O’Dowd.

(d) None of the Reporting Persons has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. O’Dowd is a citizen of the United States. Dolphin Entertainment and DDM Holdings are organized under the laws of the State of Florida.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer were acquired (i) pursuant to the terms of a subscription agreement between the Issuer and Dolphin Entertainment, and (ii) as consideration for a merger, each as described in further detail in Item 4 of this Statement which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported herein as beneficially owned by the Reporting Persons solely for investment purposes.

 (i)    As previously disclosed in a current report on Form 8-K filed by the Issuer on March 11, 2016 (the “Current Report”), on March 4, 2016 the Issuer entered into a subscription agreement (the “Subscription Agreement”) with Dolphin Entertainment, holder of that certain outstanding promissory note dated December 31, 2011 (the “Note”) issued by the Issuer to Dolphin Entertainment.  Pursuant to the terms of the Subscription Agreement, the Company and Dolphin Entertainment agreed to convert the $3,073,410 aggregate amount of principal and interest outstanding under the Note into shares of Common Stock.  On March 4, 2016, Dolphin Entertainment converted the principal balance of the Note, together with accrued interest, into an aggregate of 12,293,640 shares of Common Stock at $0.25 per share as payment in full of the Note.  Mr. O’Dowd, as sole shareholder of Dolphin Entertainment beneficially owns such shares.

CUSIP No. 25688M 10 7	SCHEDULE 13D	Page 6 of 9 Pages

(iii) As previously disclosed in the Current Report, on March 7, 2016 a merger was completed among the Issuer, DDM Merger Sub, Inc., a Florida corporation and a direct wholly-owned subsidiary of the Issuer (“Merger Subsidiary”), Dolphin Entertainment and Dolphin Films, Inc., a Florida corporation and a direct wholly-owned subsidiary of Dolphin Entertainment (“Dolphin Films”) (the “Merger”) pursuant to an Agreement and Plan of Merger, dated October 14, 2015 (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Subsidiary merged with and into Dolphin Films (the “Merger”) with Dolphin Films surviving the Merger.  At the effective time of the Merger, each share of Dolphin Films’ common stock, par value $1.00 per share, issued and outstanding, was converted into the right to receive the consideration for the Merger (the “Merger Consideration”). The Issuer issued 2,300,000 shares of Series B Convertible Preferred Stock, par value $0.10 per share, and 1,000,000 shares of Series C Convertible Preferred Stock, par value $0.001 per share to Dolphin Entertainment as the Merger Consideration.

Each share of Series B Convertible Preferred Stock is exercisable into nineteen (19) shares of Common Stock.

Each share of Series C Convertible Preferred Stock is exercisable into one (1) share of Common Stock. Until the fifth anniversary of the date of the issuance, the Series C Convertible Preferred Stock has certain anti-dilution protections.  Specifically, the number of Common Stock into which the Series C Convertible Preferred Stock will be converted (the “Conversion Number”) will be adjusted for each future issuance of Common Stock (but not upon issuance of Common Stock equivalents) (i) upon the conversion or exercise of any instrument currently or hereafter issued (but not upon the conversion of the Series C Convertible Preferred Stock), (ii) upon the exchange of debt for shares of Common Stock, or (iii) in a private placement, such that the total number of shares of Common Stock held by an “Eligible Class C Preferred Stock Holder” (based on the number of shares of Common Stock held as of the date of issuance) will be preserved at the same percentage of shares of Common Stock outstanding currently held by such Eligible Class C Preferred Stock Holder.  An Eligible Class C Preferred Stock Holder means any of (i) Dolphin Entertainment, Inc., for so long as Mr. O’Dowd continues to beneficially own at least 90% and serves on the board of directors or other governing entity, (ii) any other entity in which Mr. O’Dowd beneficially owns more than 90%, or a trust for the benefit of others, for which Mr. O’Dowd serves as trustee and (iii) Mr. O’Dowd individually.  Series C Convertible Preferred Stock will only be convertible by the holder upon the Issuer satisfying certain conversion thresholds.  The Series C Convertible Preferred Stock is entitled to super voting rights of three votes for each share of Common Stock into which such holders’ shares of Series C Convertible Preferred Stock could then be converted.  The holders of Series C Convertible Preferred Stock and of Common Stock will vote together as a single class on all matters upon which the Common Stock is entitled to vote, except as otherwise required by law.

Item 5.	Interest in Securities of the Issuer.

(a)	- (b)

William O’Dowd

Mr. O’Dowd has beneficial ownership of 99,837,074 shares of Common Stock, or 54.4% of the Common Stock of the Issuer based upon 139,875,502 shares of Common Stock outstanding as of April 28, 2016.  This percentage does not reflect the three for one voting power of the Series C Convertible Preferred Stock described above.

 In connection with the conversion of the Note, Dolphin Entertainment was issued 12,293,640 shares of Common Stock of the Issuer.  As a result, Mr. O’Dowd beneficially owns 56,137,074 shares of Common Stock.

In addition, Dolphin Entertainment acquired in the Merger (i) 2,300,000 shares of Series B Convertible Preferred Shares that can convert, at the option of the holder into 43,700,000 shares of Common Stock and (ii) 1,000,000 shares of Series C Convertible Preferred Stock.

Mr. O’Dowd has sole voting and sole dispositive power with respect to 99,837,074 shares of Common Stock and shared voting and shared dispositive power with respect to 0 shares of Common Stock he beneficially owns.

Dolphin Entertainment, Inc.

Dolphin Entertainment has beneficial ownership of 55,993,640 shares of Common Stock, or 30.5% of the Common Stock of the Issuer. This amount consists of (i) 12,293,640 shares of Common Stock and (ii) 2,300,000 shares of Series B Convertible Preferred Stock of the Issuer that are convertible at any time at the option of the holder into 43,700,000 shares of Common Stock. Dolphin Entertainment has sole voting and sole dispositive power with respect to all the shares of Common Stock and shared voting and shared dispositive power with respect to 0 shares of Common Stock it beneficially owns.

CUSIP No. 25688M 10 7	SCHEDULE 13D	Page 7 of 9 Pages

Dolphin Digital Media Holdings, LLC.

DDM Holdings has beneficial ownership of 24,842,069 shares of Common Stock, or 17.8% of the Common Stock of the Issuer.  DDM Holdings has sole voting and sole dispositive power with respect to all the shares of Common Stock and shared voting and shared dispositive power with respect to 0 shares of Common Stock it beneficially owns.

(c)           The information set forth in Item 4 of this Statement is incorporated herein by reference.

(d)           To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e)           Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A	-	Joint Filing Agreement among the Reporting Persons, dated April 26, 2016.

Exhibit B	-
Amended Articles of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1(a) to Annual Report on Form 10-K filed with the SEC on March 31, 2016), which contains the terms of the Series B Convertible Preferred Stock and Series C Convertible Preferred Stock.

Exhibit C	-
Agreement and Plan of Merger, dated as of October 14, 2015, by and among Dolphin Digital Media, Inc., DDM Merger Sub, Inc. Dolphin Films, Inc. and Dolphin Entertainment, Inc. (incorporated by reference to Exhibit 2.2 of Dolphin Digital Media, Inc.’s Current Report on Form 8-K filed with the SEC on October 19, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2016	/s/ William O’Dowd
William O’Dowd

DOLPHIN ENTERTAINMENT, INC.

/s/ William O’Dowd
Name: William O’Dowd
Title: President

DOLPHIN DIGITAL MEDIA HOLDINGS, LLC.

/s/ William O’Dowd
Name: William O’Dowd
Title: President

EXHIBIT A
SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this Joint Filing Agreement is attached, and have duly executed this Joint Filing Agreement as of the date set forth below.

Dated: April 26, 2016	/s/ William O’Dowd
William O’Dowd

DOLPHIN ENTERTAINMENT, INC.

/s/ William O’Dowd
Name: William O’Dowd
Title: President

DOLPHIN DIGITAL MEDIA HOLDINGS, LLC.

/s/ William O’Dowd
Name: William O’Dowd
Title: President